SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                DBT ONLINE, INC.
                       ---------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                    233044106
                          ---------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 19, 1997
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 9 Pages

                                                               Page 2 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 233044106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  575,741
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   575,741
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            575,741

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            6.33%

14       Type of Reporting Person*

                  OO; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 233044106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  575,741
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            575,741

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            575,741

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            6.33%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 233044106


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  237,212
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  575,741
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   237,212
    With
                           10       Shared Dispositive Power
                                             575,741

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            812,953

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]


13       Percent of Class Represented By Amount in Row (11)

                                    8.94%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. 233044106

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Pennsylvania

                           7        Sole Voting Power
 Number of                                  237,212
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   237,212
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            237,212

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            2.61%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 6 of 9 Pages


               This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of DBT Online, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on
Schedule 13D dated June 6, 1997 and Amendment No. 1 thereto dated August 28, 1997 (collectively, the "Initial Statement") filed by the Reporting Persons (as defined herein). This Amendment No. 2 is being filed by the Reporting Persons to report that as a result of recent acquisitions of Shares for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners") and the Duquesne LLC Clients (as defined in the Initial Statement), the number of Shares of which the Reporting Persons currently may be deemed the beneficial owners has increased by more than one percent of the total number of outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This statement is being filed by Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), Mr. George Soros ("Mr. Soros"), Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller") and Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne LLC," and together with SFM LLC, Mr. Soros and Mr. Druckenmiller, the "Reporting Persons"). This statement relates to Shares held for the accounts of Quantum Partners and the Duquesne LLC Clients.


Item 3.        Source and Amount of Funds or Other Consideration

               Quantum Partners expended approximately $6,712,701 of its working capital to purchase the Shares reported herein as being acquired in the last 60 days.

               Duquesne LLC expended approximately $6,706,273 of the working capital of the Duquesne LLC Clients to purchase the Shares reported herein as being acquired in the last 60 days.

               The Shares held for the accounts of Quantum Partners, other SFM Clients and/or the Duquesne LLC Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.


Item 5.        Interest in Securities of the Issuer.

               (a) (i) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner of the 575,741 Shares held for the account of Quantum Partners (approximately 6.33% of the total number of Shares outstanding).

                    (ii) Mr. Druckenmiller may be deemed the beneficial owner of 812,953 Shares (approximately 8.94% of the total number of Shares outstanding). This number consists of (A) 575,741 Shares held for the account of Quantum Partners and (B) 237,212 Shares held for the accounts of the Duquesne LLC Clients.

                    (iii) Duquesne LLC may be deemed the beneficial owner of the 237,212 Shares held for the accounts of the Duquesne LLC Clients (approximately 2.61% of the total number of Shares outstanding).

               (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 575,741 Shares held for the account of Quantum Partners.

                                                               Page 7 of 9 Pages

                    (ii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 575,741 Shares held for the account of Quantum Partners.

                    (iii) Pursuant to contracts with the Duquesne LLC Clients, and as a result of the position held by Mr. Druckenmiller with Duquesne LLC, each of Duquesne LLC and Mr. Druckenmiller may be deemed to have the sole power to direct the voting and disposition of the 237,212 Shares held for the accounts of the Duquesne LLC Clients.

               (c) Except for the transactions disclosed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since July 27, 1997 (60 days prior to the date hereof) by any of the Reporting Persons, Quantum Partners or the accounts of the Duquesne LLC Clients.

               (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                    (ii) The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for their accounts.

               (e)  Not applicable.

               SFM LLC and Mr. Soros expressly disclaim beneficial ownership of any Shares not held for the accounts of the SFM Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares not held for the accounts of the Duquesne LLC Clients.

                                                               Page 8 of 9 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 25, 1997


                                             SOROS FUND MANAGEMENT LLC

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Assistant General Counsel


                                             GEORGE SOROS

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


                                             STANLEY F. DRUCKENMILLER

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


                                             DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                             By:  /S/ GERALD KERNER
                                                  -----------------------------
                                                  Gerald Kerner
                                                  Managing Director


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                                                                                                  Page 9 of 9 Pages

                                                      ANNEX A

                                     RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                                  DBT ONLINE, INC.

                                          Date of          Nature of            Number                 Price
For the Account of                      Transaction       Transaction          of Shares             Per Share
------------------                      -----------       -----------          ---------             ---------
Quantum Partners/1/                    08/28/97             Buy                    2,500             50.3750
                                       09/03/97             Buy                   15,000             52.3950
                                       09/05/97             Buy                    1,250             52.3750
                                       09/09/97             Buy                    1,500             56.3750
                                       09/11/97             Buy                    3,750             59.8750
                                       09/18/97             Buy                   18,700             64.8540
                                       09/19/97             Buy                    8,600             64.6850
                                       09/23/97             Buy                   37,500             64.426
                                       09/24/97             Buy                   19,450             63.817

Duquesne LLC Clients/2/                08/28/97             Buy                    2,500             50.3750
                                       09/03/97             Buy                   15,000             52.3958
                                       09/05/97             Buy                    1,250             52.3750
                                       09/09/97             Buy                    1,500             56.3750
                                       09/11/97             Buy                    3,750             59.8750
                                       09/18/97             Buy                   18,700             64.8541
                                       09/19/97             Buy                    8,500             64.8850
                                       09/23/97             Buy                   37,500             64.4267
                                       09/24/97             Buy                   19,450             63.817









-------------------

/1/ Transactions effected at the direction of SFM LLC.
/2/ Transactions effected at the direction of Duquesne LLC.

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